SUB-ITEM 77C


Results of annual meeting of shareholders
The Annual Meeting of Shareholders of Western Asset Corporate Loan Fund Inc. was held on January 26, 2018, for the purpose of considering and voting upon the election of Directors. The following table provides information concerning the matter voted upon at the Meeting:

Election of directors





Nominees			Votes For	Votes Withheld
Robert D. Agdern		8,771,904	116,816
Paolo M. Cucchi			8,738,899	149,821
William R. Hutchinson		8,738,918	149,802